Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Three Months Ended 6/30/2010	Six Months Ended 6/30/2010
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$73	$148
One-Third of Rents, Net of Income from Subleases	7	13
Preferred Stock Dividends	51	103

Total Fixed Charges	131	264

Earnings:

Income Before Income Taxes	$242	$220
Fixed Charges – Excluding Preferred Stock Dividends	80	161

Total Earnings	322	381

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	2.45x	1.44x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$234	$480
One-Third of Rents, Net of Income from Subleases	7	13
Preferred Stock Dividends	51	103

Total Fixed Charges	$292	$596

Earnings:

Income Before Income Taxes	$242	$220
Fixed Charges – Excluding Preferred Stock Dividends	241	493

Total Earnings	$483	$713

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	1.65x	1.20x